                                               Filed Pursuant to Rule 424(b)(5)
                                                    Registration No. 333-54046

P R O S P E C T U S  S U P P L E M E N T

(TO PROSPECTUS DATED FEBRUARY 14, 2001)

                                  [AETNA LOGO]
                                   AETNA INC.

                   $450,000,000  7.375% SENIOR NOTES DUE 2006
                   $450,000,000  7.875% SENIOR NOTES DUE 2011
                            ------------------------

     We are offering $450,000,000 of 7.375% senior notes due 2006 and $450,000,000 of 7.875% senior notes due 2011. The 2006 notes will mature on March 1, 2006 and the 2011 notes will mature on March 1, 2011. We will pay interest on each series of the notes on March 1 and September 1 of each year. The first interest payment on the notes will be made on September 1, 2001. We may redeem the 2006 notes or the 2011 notes, in whole by series but not in part, at the redemption prices described in this prospectus supplement.

     The notes will be senior obligations of our company and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

                            ------------------------

     INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                     PER 2006 NOTE    PER 2011 NOTE       TOTAL
                                                     -------------    -------------    ------------
Public Offering Price..............................     99.684%          99.165%       $894,820,500
Underwriting Discount..............................       .600%            .650%       $  5,625,000
Proceeds to Aetna (before expenses)................     99.084%          98.515%       $889,195,500

     Interest on the notes will accrue from March 2, 2001 to date of delivery.

                            ------------------------

     The underwriters expect to deliver the notes to purchasers on or about March 2, 2001.

                            ------------------------

                          Joint Book-Running Managers
JPMORGAN                                                    SALOMON SMITH BARNEY
                            ------------------------

DEUTSCHE BANC ALEX. BROWN
           BANC ONE CAPITAL MARKETS, INC.
                       CREDIT SUISSE FIRST BOSTON
                                  FIRST UNION SECURITIES, INC.
                                            FLEET SECURITIES, INC.
                                                   WACHOVIA SECURITIES, INC.
February 27, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
The Offering................................................   S-3
Business....................................................   S-4
Capitalization..............................................   S-7
Use of Proceeds.............................................   S-8
Selected Consolidated Financial Data........................   S-9
Description of the Notes....................................  S-10
Underwriting................................................  S-14

                                   PROSPECTUS

The Company.................................................     3
Where You Can Find More Information.........................     4
Special Note About Forward-Looking Statements and Risk
  Factors...................................................     4
Use of Proceeds.............................................     5
Ratios of Earnings to Fixed Charges.........................     5
Description of Debt Securities..............................     6
Form of Debt Securities.....................................    13
Plan of Distribution........................................    15
Certain United States Federal Tax Consequences..............    16
Validity of the Securities..................................    21
Experts.....................................................    21
ERISA Matters...............................................    21

                                  THE OFFERING

ISSUER.....................  Aetna Inc.

NOTES OFFERED..............  $450,000,000 of 7.375% senior notes due 2006 and
                             $450,000,000 of 7.875% senior notes due 2011.

MATURITY...................  The 2006 notes will mature on March 1, 2006. The
                             2011 notes will mature on March 1, 2011.

INTEREST PAYMENT DATES.....  March 1 and September 1, beginning September 1,
                             2001.

OPTIONAL REDEMPTION........  We may redeem the 2006 notes or the 2011 notes at our option at any time, in whole by series but not in part, in exchange for payment to you of a specified amount. See "Description of the Notes -- Optional Redemption" for a description of the calculation of the amount you will receive upon a redemption of your 2006 notes or 2011 notes. We are not required to establish a sinking fund to retire the notes prior to maturity.

RANKING....................  Each series of notes is unsecured and unsubordinated and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

COVENANTS..................  The indenture for the notes contains limitations on liens on common stock of our Principal Subsidiaries (as defined in the indenture) and limits our ability to consolidate with or merge with or into any other person (other than in a merger or consolidation in which we are the surviving person) or sell our property or assets as, or substantially as, an entirety to any person. These covenants are subject to important qualifications and limitations.

USE OF PROCEEDS............  We will use the estimated $888.7 million in net proceeds from this offering to reduce our outstanding commercial paper borrowings, which amounted to approximately $1.8 billion as of February 12, 2001. See "Use of Proceeds."

                                    BUSINESS

     The following is a summary description of our business. For a more detailed description of our company, our business and the December 2000 transaction in which we were spun off from the former Aetna Inc. and the remaining financial services and international businesses were sold to ING Groep N.V., you should review our other SEC filings -- in particular, our annual report on Form 10-K for the year ended December 31, 2000, filed February 26, 2001.

OVERVIEW

     We are the nation's largest provider of health care and related benefits, serving more than 19 million health members, 14 million dental members and 11 million group life and disability insurance members at December 31, 2000. We are one of the nation's largest providers of dental coverage, based on membership. At December 31, 2000, we also had approximately 467,000 health care providers, including hospitals and pharmacies, participating in our networks nationwide. We provide a full spectrum of health and dental products (ranging from managed care to indemnity products), group insurance products (including life, disability and long-term care insurance products) and certain specialty health products. These products are offered on both an insured and employer-funded basis. We offer our products in all 50 states, and focus on the commercial customer (ranging from small employer groups to large, multi-site national accounts). We also have a large case pensions business that manages a variety of retirement products for qualified defined benefit and defined contribution plans of large customers.

     Our goal is to provide our members with access to quality health care through an array of health plan options, as well as group insurance products, designed to meet the changing needs of today's marketplace. We believe that our broad geographic reach, strong market positions, large membership base, extensive provider networks, extensive product offerings, information technology expertise, dedicated employees and the quality and recognizability of the Aetna brand provide us with a competitive advantage.

STRATEGIC REPOSITIONING OF OUR BUSINESS

     In February 2000, William H. Donaldson became Chairman of Aetna and at that time we began a comprehensive review of our health care business model. In September 2000, we hired Dr. John W. Rowe, formerly President and Chief Executive Officer of Mount Sinai NYU Health, to serve as our President and Chief Executive Officer. We believe that Dr. Rowe's wealth of experience in the health care industry gives him unique insights that will help us remake our business model to meet consumer demands for choice and flexibility and enhance relationships with health care providers. We are undertaking a number of strategic and operational initiatives to better serve our various constituents and seek to improve our near-term financial performance. These include, among other things, exiting certain product markets, strengthening management of the business, addressing rising medical costs, improving the efficiency of our operations and improving relations with health care providers.

     Exiting Certain Product Markets. We are evaluating the markets for our products with the goal of either improving their performance to meet management's strategic and financial goals or exiting those product markets which do not meet these goals. Effective January 1, 2001, we exited a number of Medicare service areas affecting approximately 260,000 Medicare members, or approximately 47 percent of our total Medicare membership at that time. We also plan to either improve or selectively discontinue certain offerings in commercial markets that do not meet profitability or strategic targets. We expect these commercial market actions to affect between 300,000 and 350,000 members in 2001.

     Addressing Rising Medical Costs. We are taking a number of steps to address the significant increase in medical costs that we experienced in 2000. Among other things, we:

     - have implemented premium increases for contracts renewing on January 1, 2001, designed to more appropriately reflect the rise in medical costs;

     - are redesigning product benefit offerings to offer more appropriate consumer choice and incent appropriate, necessary use of medical services (i.e., by expanding features such as tiered copays);

     - are moving patient management responsibility to our regional operations so that we can improve our focus on geographic developments, which can vary sharply from one region to another, and more quickly develop and implement detailed action plans for each region; and

     - are enhancing our utilization management on-site review program in order to resolve coverage issues with hospitals and other providers concurrently with, rather than after, treatment.

     Improving the Efficiency of Our Operations. We have reviewed our business and operational processes with the goal of increasing efficiencies and reducing operational costs. Initiatives include:

     - administrative expense reductions;

     - reorganizing our sales force to place greater emphasis on higher-potential middle market business and to more efficiently serve smaller cases, resulting in a sales organization that is designed to be smaller but more effective at both selling and retaining business;

     - improvements in the efficiency of the claims payment system and other member services processes;

     - continuing integration of the Prudential health care business and other integration and elimination of duplicate staff functions; and

     - increasing local control and accountability through decentralizing our management structure.

In addition, we want to better leverage our information technology assets to meet current consumer trends and achieve additional efficiencies. We intend to use technology to deliver speed, efficiency and accuracy to the traditionally time-and paper-intensive process of administering employee benefits for plan sponsors, brokers and members.

     Improving Relations with Health Care Providers. We have begun to take steps to improve our relationships with health care providers, as we believe we must have constructive, mutually beneficial relations with providers to be successful in our business. We believe that these relations can coexist with cost-effective health care for our members and with improved financial performance. For example, we believe that certain policies and procedures that may be costly to administer and that may put a strain on provider relations can be eliminated or simplified without negatively impacting our ability to monitor the quality of services rendered to our members or to manage health care costs. Toward this end, in 2000, we announced that we were making changes in certain states to provide physicians in those states with additional choices in product participation and financial compensation and to clarify how medical necessity and coverage decisions are made. We are continuing a state-by-state review of all of our provider arrangements and have begun to implement additional changes in other areas.

RESPONDING TO RECENT INDUSTRY TRENDS; ANTICIPATING FUTURE CHANGES

     In recent years, we have viewed the traditional gatekeeper health maintenance organization, or HMO, model as our primary health care product. However, as a result of current socio-economic trends in the United States, consumers are demanding a broader array of health care products from which to choose. There is an increasing emphasis away from traditional gatekeeper HMO products and toward more open access, flexible products.

     We also believe that in the future members will become more involved in and informed about health care matters, and will increasingly use the Internet to access health care information. This could result in increased use of the Internet and other technology for transmitting health care information among the member, provider and health care benefits company.

     Employers may also move toward a defined contribution model of benefits whereby employers would contribute a fixed amount of money toward employee benefits, allowing the employee to choose among a broad array of benefits, products and companies. Employees would add personal contributions to help pay for their choices.

     Our goal is to transform our business model to one emphasizing more flexibility and choice to respond to these current and future changes in the health care marketplace. Among other things, we have introduced Aetna Open Access, an array of health plans designed to give consumers choices about how they access their health care services, accompanied by Aetna Navigator, a comprehensive online resource to help consumers make health care choices. These plans will allow members to enjoy all the benefits of a traditional managed care plan -- a medical "home" in the form of a primary care physician; access to preventive services such as mammograms, immunizations, colorectal cancer screenings and disease management; and lower copays -- but without the referral restrictions associated with a traditional HMO. Members in Open Access plans can choose to use their primary care physician or go directly to a specialist without a referral. Open Access plans were introduced effective January 1, 2001. Aetna Navigator is an online tool that combines resources and health information from a number of our programs.

     In addition, we intend to:

     - emphasize preferred provider organization, or PPO, products and self-insured programs, in addition to our HMO and point-of-service, or POS, plans, to achieve greater product portfolio balance; and

     - expand the use of technology to enhance the customer relationship.

Aetna Navigator, in combination with InteliHealth, our award-winning health information website subsidiary, with medical content provided by Harvard Medical School, gives our members access to a wide variety of health plan and medical information on-line and the ability to perform certain on-line functions, such as choosing a primary care physician, checking claims status, and accessing benefit plan information.

HISTORY OF OUR COMPANY

     Prior to December 2000, we were a subsidiary of a Connecticut corporation named Aetna Inc. During 2000, the former Aetna Inc. transferred a number of its subsidiaries offering the products described above to our company and in December 2000 the former Aetna spun our company off to its shareholders. As part of the same transaction, the remaining entity, which contained the former Aetna's financial services and international businesses, was merged into a subsidiary of ING Groep N.V. We changed our name to Aetna Inc.

     Prior to 1996, the former Aetna was one of the nation's largest multiline insurance/financial services organizations, with operations domestically and abroad. In 1995, the former Aetna made the strategic decision to focus its resources on pursuing growth opportunities in its health care business and to exit other businesses which were not believed to present the same growth opportunities. As a result, the former Aetna sold its property-casualty business in 1996, its domestic individual life insurance business in 1998, and, as described above, its domestic financial services and international businesses in 2000.

     During the same period, the former Aetna grew its health care business, acquiring U.S. Healthcare in 1996, the health care business of New York Life Insurance Company in 1998, and the health care business of The Prudential Insurance Company of America in 1999. We do not currently intend to make additional significant health care acquisitions. Instead we intend to focus our resources on integrating our prior acquisitions and improving our underlying operations and financial results.

                                 CAPITALIZATION

     The following table sets forth a summary of our consolidated debt and capitalization at December 31, 2000, and as adjusted to give effect to the sale of the $900 million aggregate principal amount of notes offered by this prospectus supplement and the application of the net proceeds from that sale.

                                                                   AT DECEMBER 31, 2000
                                                                --------------------------
                                                                 ACTUAL        AS ADJUSTED
                                                                ---------      -----------
                                                                        (MILLIONS)
Short-term debt.............................................    $ 1,592.2       $   703.5
                                                                =========       =========
Long-term debt..............................................    $      --       $   900.0
                                                                ---------       ---------
Shareholders' equity:
  Common stock and additional paid-in capital...............    $ 3,898.7       $ 3,898.7
  Retained earnings.........................................      6,193.3         6,193.3
  Accumulated other comprehensive income....................         35.1            35.1
                                                                ---------       ---------
          Total shareholders' equity........................     10,127.1        10,127.1
                                                                ---------       ---------
          Total capitalization..............................    $10,127.1       $11,027.1
                                                                =========       =========

     At February 12, 2001, Aetna had approximately $1.8 billion of short-term debt outstanding.

                                USE OF PROCEEDS

     Our net proceeds from this offering are estimated to be approximately $888.7 million after deducting the underwriting discounts and estimated offering expenses that we will have paid. We will use these net proceeds to reduce our outstanding commercial paper borrowings, which amounted to approximately $1.8 billion as of February 12, 2001. Those borrowings had an effective weighted average interest rate of 6.7%. Certain of the underwriters participating in this offering are dealers on our commercial paper program, and may receive proceeds from this offering as a result of their ownership of some of our commercial paper.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for the five years ended December 31, 2000. The financial data for the year ended December 31, 2000 is derived from unaudited financial statements. The unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations during that period and as of that date.

     The following information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in the accompanying prospectus. See "Business" in this prospectus supplement and "Where You Can Find More Information" in the accompanying prospectus.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------------
                                                                   2000          1999         1998         1997         1996
                                                                -----------    ---------    ---------    ---------    ---------
                                                                (UNAUDITED)                 (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Total revenue(1)............................................     $26,818.9     $22,109.7    $16,589.0    $14,674.4    $11,820.8
                                                                 ---------     ---------    ---------    ---------    ---------
Health care costs...........................................      18,884.1      14,641.0     10,012.9      8,215.5      5,099.2
Current and future benefits(2)..............................       2,153.5       2,231.0      2,296.0      2,396.1      3,246.8
Operating expenses(3).......................................       4,829.8       3,917.0      2,918.6      2,723.9      2,592.5
Interest expense............................................         248.2         232.7        206.2        213.9        141.0
Amortization of goodwill and other acquired intangible
  assets....................................................         435.6         420.4        381.3        362.9        169.4
Goodwill write-off..........................................         310.2            --           --           --           --
Reductions of loss on discounted products...................        (146.0)        (77.2)       (68.0)      (172.5)      (202.3)
Severance and facilities charge (reserve reduction).........         142.5            --           --        (45.0)       801.7
                                                                 ---------     ---------    ---------    ---------    ---------
Total benefits and expenses.................................      26,857.9      21,364.9     15,747.0     13,694.8     11,848.3
                                                                 ---------     ---------    ---------    ---------    ---------
Income (loss) from continuing operations before income
  taxes.....................................................         (39.0)        744.8        842.0        979.6        (27.5)
Income taxes................................................          88.4         345.4        391.6        453.9         17.2
                                                                 ---------     ---------    ---------    ---------    ---------
Income (loss) from continuing operations....................     $  (127.4)    $   399.4    $   450.4    $   525.7    $   (44.7)
                                                                 =========     =========    =========    =========    =========
OTHER DATA:
EBITDA(4)...................................................     $ 1,141.6     $ 1,403.8    $ 1,484.7    $ 1,454.3    $ 1,051.8
Ratio of EBITDA to interest expense.........................           4.6x          6.0x         7.2x         6.8x         7.5x

BALANCE SHEET DATA (AT PERIOD END):
Total assets................................................     $47,445.7     $52,667.6    $53,355.2    $53,354.5    $54,795.4
                                                                 =========     =========    =========    =========    =========
Debt:
  Short-term................................................     $ 1,592.2     $ 1,725.0    $ 1,370.1    $   163.3    $   244.2
  Long-term.................................................            --       2,093.9      1,593.3      1,892.1      1,991.1
                                                                 ---------     ---------    ---------    ---------    ---------
        Total debt..........................................     $ 1,592.2     $ 3,818.9    $ 2,963.4    $ 2,055.4    $ 2,235.3
                                                                 =========     =========    =========    =========    =========
Shareholders' equity........................................     $10,127.1     $10,703.2    $11,429.5    $11,082.0    $10,901.6
                                                                 =========     =========    =========    =========    =========

---------------
(1) Includes $133.8 million and $106.0 million, respectively, for the years ended December 31, 2000 and 1999, of supplemental fees for servicing The Prudential Insurance Company of America's (Prudential) Administrative Services Only business, including amortization of amounts established as part of the Prudential HealthCare (PHC) purchase accounting.
(2) Reflects $120.3 million and $58.5 million, respectively, for the years ended December 31, 2000 and 1999, relating to recoveries under a reinsurance agreement with Prudential, recognition of a portion of the reinsurance premium paid, and the net amortization of amounts established as part of the PHC purchase accounting.
(3) Includes, for the year ended December 31, 2000, a $57.8 million other change-in-control-related charge, an $8.0 million charge for a shareholder litigation settlement agreement and a $22.5 million charge for an assessment related to the New Jersey HMO Insolvency Fund.
(4) "EBITDA" is defined as income from continuing operations (excluding reductions of loss on discontinued products and severance and facilities reserve reductions) before interest expense, taxes, depreciation, amortization and goodwill write-off. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a generally accepted indicator of a company's ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this information statement may not be comparable to similarly titled measures reported by other companies.

                            DESCRIPTION OF THE NOTES

     Each series of notes offered by this prospectus supplement is a series of "senior debt securities" as described in the accompanying prospectus. This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus.

     Capitalized terms used and not otherwise defined below or elsewhere in this prospectus supplement or the accompanying prospectus are used with the respective meanings given thereto in the Senior Indenture. Any reference to the "notes" contained in this prospectus supplement refers to the 2006 notes and the 2011 notes unless the context indicates otherwise.

GENERAL

     The 2006 notes will initially be limited to $450,000,000 aggregate principal amount. The 2011 notes will initially be limited to $450,000,000 aggregate principal amount. We may, without the consent of the holders, increase such principal amounts in the future, on the same terms and conditions and with the same CUSIP numbers as the 2006 notes or the 2011 notes being offered hereby. The notes will be our senior unsecured general obligations, and rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

     Principal of, and premium, if any, and interest on the notes will be payable and transfers of the notes will be registrable at our office or agency in the Borough of Manhattan, The City of New York, and transfers of the notes will also be registrable at any of our other offices or agencies as we may maintain for that purpose. In addition, payment of interest may be made, at our option, by check mailed to the address of the person entitled thereto as shown on the security register. The notes are to be in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of notes, except for any tax or other governmental charge that may be imposed in connection therewith.

INTEREST; MATURITY; NO SINKING FUND

     Each note will bear interest from March 2, 2001, or if interest has already been paid, from the date it was most recently paid, to, but excluding, the date of payment, payable semiannually on March 1 and September 1 of each year, commencing September 1, 2001, to the person in whose name the note is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on the February 15 or August 15, as the case may be, immediately preceding such March 1 or September 1. The 2006 notes will bear interest at a rate of 7.375% per annum and the 2011 notes will bear interest at a rate of 7.875% per annum. The 2006 notes will mature on March 1, 2006 and the 2011 notes will mature on March 1, 2011. The notes are not subject to any sinking fund provision. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

     Each series of notes will be redeemable, as a whole but not in part, at any time, at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes of that series, or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes of that series from the redemption date to the maturity date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus:

        - in the case of the 2006 notes, 30 basis points, and

        - in the case of the 2011 notes, 35 basis points,

     plus, in either case, any interest accrued but not paid to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date for a series of notes,

     - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for a series of notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month) or

     - if the release referred to in the previous bullet (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an "Independent Investment Banker" as having a maturity comparable to the remaining term of the series of notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the series of notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means with respect to any redemption date for a series of notes,

        - if the Trustee obtains four Reference Treasury Dealer Quotations (as defined below) for the redemption date, the average of those Reference Treasury Dealer Quotations, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

        - if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

     "Reference Treasury Dealer" means each of Chase Securities Inc., Salomon Smith Barney Inc. and two other primary U.S. government securities dealers in New York City (each, a "Primary Treasury Dealer") appointed by the Trustee in consultation with us. If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the redemption date.

     Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

GLOBAL SECURITIES

     Each series of notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of $1,000 or integral multiples thereof. Unless and until it is exchanged in whole or in part for notes in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

BOOK-ENTRY SYSTEM

     Initially, the notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

     The depositary has advised us and the underwriters as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants ("Direct Participants") deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants' accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the depositary and its Direct and Indirect Participants are on file with the SEC.

     The depositary advises that its established procedures provide that:

     - upon our issuance of the notes, the depositary will credit the accounts of Direct Participants designated by the underwriters with the principal amounts of the notes purchased by the underwriters; and

     - ownership of interests in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interest in the global securities is limited to such extent.

     So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes will be considered the sole owner or holder of the global securities under the Senior Indenture. Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the Senior Indenture.

     Neither we, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Principal and interest payments on the notes registered in the name of the depositary's nominee will be made in immediately available funds to the depositary's nominee as the registered owner of the global securities. Under the terms of the notes, we and the Trustee will treat the persons in whose names the notes are registered as the owners of those notes for the purpose of receiving payment of principal and interest on those notes and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global securities. The depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary's records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Direct and Indirect Participants and not of the depositary, the Trustee or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the Trustee; disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct and Indirect Participants.

     Notes represented by a global security will be exchangeable for notes in definitive form of like tenor as the global security in denominations of $1,000 and in any greater amount that is an integral multiple if the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time the depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days or we in our discretion at any time determine not to require all of the notes to be represented by a global security and notify the Trustee thereof. Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same day settlement available to us, all payments of principal and interest on the notes will be made by us in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same day settlement for trading in the notes until maturity, and secondary market trading activity in the notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

     Chase Securities Inc. and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                       PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                    UNDERWRITER                         OF 2006 NOTES       OF 2011 NOTES
                    -----------                        ----------------    ----------------
Chase Securities Inc. .............................      $162,000,000        $162,000,000
Salomon Smith Barney Inc. .........................       162,000,000         162,000,000
Deutsche Banc Alex. Brown Inc. ....................        45,000,000          45,000,000
Banc One Capital Markets, Inc. ....................        40,500,000          40,500,000
Credit Suisse First Boston Corporation.............        13,500,000          13,500,000
First Union Securities, Inc. ......................         9,000,000           9,000,000
Fleet Securities, Inc. ............................         9,000,000           9,000,000
Wachovia Securities, Inc. .........................         9,000,000           9,000,000
                                                         ------------        ------------
          Total....................................      $450,000,000        $450,000,000
                                                         ============        ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at the public offering prices less a concession not to exceed 0.35% of the principal amount of the 2006 notes or 0.40% of the principal amount of the 2011 notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the 2006 notes or 0.25% of the principal amount of the 2011 notes on sales to other dealers.

     After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows, for each series of notes, the underwriting discounts and commissions (expressed as a percentage of the principal amount of the notes) to be paid by us to the underwriters in connection with this offering.

                                                                PAID BY AETNA
                                                                -------------
Per 2006 Note...............................................         0.600%
Per 2011 Note...............................................         0.650%

     In connection with this offering, Chase Securities Inc. and Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Chase Securities Inc. and Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of any series of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be approximately $500,000.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters participating in this offering are dealers under our commercial paper program, and may receive proceeds from this offering as a result of their ownership of some of our commercial paper. This offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8).

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

PROSPECTUS

                                 $2,000,000,000

                                   AETNA INC.

                                Debt Securities

                            ------------------------

     We may offer debt securities, which may be either senior debt securities or subordinated debt securities, from time to time. We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

     This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is February 14, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NO ONE IS MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS AND ANY SUPPLEMENT.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
The Company.................................................     3
Where You Can Find More Information.........................     4
Special Note About Forward-Looking Statements and Risk
  Factors...................................................     4
Use of Proceeds.............................................     5
Ratios of Earnings to Fixed Charges.........................     5
Description of Debt Securities..............................     6
Form of Debt Securities.....................................    13
Plan of Distribution........................................    15
Certain United States Federal Tax Consequences..............    16
Validity of the Securities..................................    21
Experts.....................................................    21
ERISA Matters...............................................    21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                                  THE COMPANY

     We are the nation's largest provider of health care and related benefits, serving more than 19 million health members, 14 million dental members and 11 million group life and disability insurance members at December 31, 2000. We are one of the nation's largest providers of dental coverage, based on membership. At December 31, 2000, we also had approximately 467,000 health care providers, including hospitals and pharmacies, participating in our networks nationwide. We provide a full spectrum of health and dental products (ranging from managed care to indemnity products), group insurance products (including life, disability and long-term care insurance products) and certain specialty health products. These products are offered on both an insured and employer-funded basis. We offer our products in all 50 states, and focus on the commercial customer (ranging from small employer groups to large, multi-site national accounts). We also have a large case pensions business that manages a variety of retirement products for qualified defined benefit and defined contribution plans of large customers.

     Prior to December 2000, we were a subsidiary of a Connecticut corporation named Aetna Inc. During 2000, the former Aetna Inc. transferred a number of its subsidiaries offering the products described above to our company and in December 2000 the former Aetna Inc. spun our company off to its shareholders. As part of the same transaction, the remaining entity, which contained the former Aetna Inc.'s financial services and international businesses, was merged into a subsidiary of ING Groep N.V. We changed our name to Aetna Inc.

     Our principal executive offices are located at 151 Farmington Avenue, Hartford, Connecticut 06156, and our telephone number is (860) 273-0123. Internet users can obtain information about Aetna and its services at http://www.aetna.com. This text is not an active link and our website and the information contained on that site, or connected to that site, is not incorporated into this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's Web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold:

     (a) Registration Statement on Form 10, dated December 1, 2000;

     (b) Current Report on Form 8-K, dated December 14, 2000; and

     (c) Current Report on Form 8-K, dated February 14, 2001.

     You may request a free copy of these filings by writing or telephoning the office of the Corporate Secretary, Aetna Inc., 151 Farmington Avenue, Hartford, Connecticut 06156, Telephone: (860) 273-0123.

         SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     We have made forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus that are based on our management's beliefs and assumptions and on information available to our management at the time the statements are or were made. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements to reflect the eventual outcome of the facts underlying the forward-looking statements.

     The risk factors discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (including under the subsection "Outlook") in our Registration Statement on Form 10, and as updated in any future filings with the SEC could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable prospectus supplement, the net proceeds from the sale of the debt securities will be added to Aetna's general funds and used for general corporate purposes, including the repayment of indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth Aetna's historical ratios of earnings to fixed charges for the periods indicated.

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  2000    1999    1998    1997    1996
                                                  ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges..............  0.89x   3.31x   3.89x   4.41x   0.86x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" represent consolidated earnings from continuing operations before income taxes, cumulative effect adjustments and extraordinary items plus fixed charges. "Fixed charges" consists of interest expense (and the portion of rental expense deemed representative of the interest factor).

     Pretax loss from continuing operations used in calculating the ratio for 2000 reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from the former Aetna Inc. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0x was approximately $39.0 million in 2000.

     Pretax loss from continuing operations used in calculating the ratio for 1996 reflects a severance and facilities charge of $801.7 million in 1996. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0x was approximately $29.6 million in 1996.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms for the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     The senior debt securities are to be issued under an indenture (the "Senior Indenture") between Aetna and State Street Bank and Trust Company, as trustee. The subordinated debt securities are to be issued under a separate indenture (the "Subordinated Indenture") also between Aetna and State Street Bank and Trust Company, as trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to individually as an "Indenture" or collectively as the "Indentures."

     We sometimes refer below to specific sections of one or both of the Indentures. When we do so, we indicate where you can find the relevant section in the Indentures by noting the section number in parentheses. When we do refer to specific sections contained in the Indentures or terms defined in the Indentures, including important terms, which we capitalize here, we use them in this prospectus in the same way we use them in the Indentures and you should refer to the Indentures themselves for detailed, specific, legal descriptions. In this section, "Description of Debt Securities," when we refer to "Aetna," we refer to Aetna Inc., not including its consolidated subsidiaries.

     We have summarized some terms of the Indentures. The summary is not complete. Forms of the Indentures were filed as exhibits to the registration statement of which this prospectus is a part. You should read the Indentures for a complete statement of the provisions summarized in this prospectus and for provisions that may be important to you. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended.

RANKING

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

     Since a significant part of our operations are conducted through subsidiaries, a significant portion of our cash flow, and consequently, our ability to service debt, including the debt securities, is dependent upon the earnings of our subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers, supplemented with borrowing.

     Some of our operating subsidiaries may finance their operations by borrowing from external creditors. Lending agreements between some of the operating subsidiaries and external creditors may restrict the amount of net assets available for cash dividends and other payments to us.

     In addition, holders of the debt securities will have a junior position to claims of creditors against our subsidiaries, including policy holders, trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders, except to the extent that we are recognized as a creditor of our subsidiary. Any claims of Aetna as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies, including some of Aetna's direct and indirect subsidiaries, are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to Aetna.

TERMS OF THE DEBT SECURITIES TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The Indentures will not limit the amount of debt securities that we may issue under them. We may issue debt securities under the Indentures up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

     - whether the debt securities will be senior debt securities or subordinated debt securities;

     - any limit on the aggregate principal amount;

     - the date or dates on which the principal will be payable;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for interest payments;

     - our right, if any, to defer payment of interest and the maximum length of this deferral period;

     - any mandatory or optional redemption terms or prepayment or sinking fund provisions;

     - the place where we will pay principal, interest and any premium;

     - the currency or currencies, if other than the currency of the United States, in which principal, interest and any premium will be paid;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;

     - whether the debt securities will be issued in the form of global securities;

     - additional provisions, if any, relating to the discharge of our obligations under the debt securities;

     - whether the amount of payment of principal (or premium, if any) or interest, if any, will be determined with reference to one or more indices;

     - the portion of the principal amount of the debt securities to be paid upon acceleration of maturity thereof;

     - any authenticating or paying agents, registrars or other agents; and

     - other specific terms, including any additional events of default, covenants or warranties. (Section 301)

EVENTS OF DEFAULT AND NOTICE THEREOF

     When we use the term "Event of Default" with respect to debt securities of any series we mean:

     - we fail to pay principal (including any sinking fund payment) of, or premium (if any) on, any debt security of that series when due;

     - we fail to pay interest, if any, on any debt security of that series when due and the failure continues for a period of 30 days;

     - we fail to perform in any material respect any covenant in an Indenture not specified in the previous two bullets (other than a covenant included in an Indenture solely for the benefit of a different series of debt securities) and the failure to perform continues for a period of 90 days after receipt of a specified written notice to us;

     - the acceleration of indebtedness for borrowed money in a principal amount in excess of $100,000,000 for which we or one of our Principal Subsidiaries (as defined below) is liable (other than acceleration of Non-Recourse Debt which does not exceed 4% of our total shareholders' equity), or default by us or any of our Principal Subsidiaries in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $100,000,000

       (other than a default by us in the payment, at final maturity, of our Non-Recourse Debt where such payment does not exceed 4% of our total shareholders' equity), and such acceleration or default at maturity is not waived, rescinded or annulled within 30 days after a specified written notice to us; provided that if such acceleration or default at maturity is remedied, cured, waived, rescinded or annulled, then the Event of Default under an Indenture shall also be remedied, cured, waived, rescinded or annulled; and

     - certain events of bankruptcy, insolvency, reorganization, receivership or liquidation of Aetna (Section 501).

     An Event of Default with respect to debt securities of a particular series may not constitute an Event of Default with respect to debt securities of any other series.

     If an Event of Default under an Indenture occurs with respect to the debt securities of any series and is continuing, then the Trustee or the holders of at least 25% in principal amount of the Outstanding securities of that series may require us to repay immediately the entire principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Outstanding securities of that series; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount of Outstanding securities of that series may rescind or annul such acceleration and its consequences. (Section 502)

     Each of the Indentures contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care (Section 601), to be indemnified by the holders of debt securities before proceeding to exercise any right or power under that Indenture at the request of such holders. (Section 603) Subject to these provisions in the Indentures for the indemnification of the Trustee and certain other limitations, the holders of a majority in aggregate principal amount of the debt securities of each affected series then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 512 and 513)

     Each of the Indentures provides that the Trustee may withhold notice to the holders of the debt securities of any default (except in payment of principal (or premium, if any) or interest, if any) if the Trustee considers it in the interest of the holders of the debt securities to do so. (Section 602)

     Each of the Indentures provides that holders of at least 25% in aggregate principal amount of the Outstanding securities of any series may seek to institute a proceeding with respect to the Indentures or for any remedy thereunder only after they have made a written request, and offered an indemnity reasonably satisfactory to the Trustee, to the Trustee to institute a proceeding and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) These limitations do not apply, however, to a suit instituted by a Holder of a debt security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on or after the respective due dates expressed in such debt security. (Section 508)

     Each of the Indentures contains a covenant under which we are required to furnish to the Trustee an annual statement as to the compliance with all conditions and covenants of the Indentures. (Section 1004)

     "Principal Subsidiary" means a consolidated subsidiary of Aetna that, as of the time of the determination of whether such consolidated subsidiary is a "Principal Subsidiary," accounted for 10% or more of the total assets of Aetna and its consolidated subsidiaries, in each case as set forth in the most recent balance sheet filed by Aetna with the Securities and Exchange Commission. (Section 101)

MODIFICATION AND WAIVER

     Each of the Indentures provides that we, together with the Trustee, may enter into supplemental indentures without the consent of the holders of debt securities to:

     - evidence the assumption by another person of our obligations;

     - add covenants for the benefit of the holders of all or any series of debt securities;

     - add any additional Events of Default;

     - add or change an Indenture to permit or facilitate the issuance of debt securities in bearer form;

     - add to, change or eliminate a provision of an Indenture if such addition, change or elimination does not apply to a debt security created prior to the execution of such supplemental indenture or modify the rights of a Holder of any debt security with respect such provision;

     - secure any debt security;

     - establish the form or terms of debt securities of any series;

     - evidence the acceptance of appointment by a successor Trustee;

     - cure any ambiguity or correct any inconsistency in an Indenture or make other changes, provided that any such action does not adversely affect the interests of the holders of debt securities of any affected series in any material respect; or

     - conform an Indenture to any mandatory provisions of law.

     Other amendments and modifications of an Indenture may be made with the consent of the holders of not less than a majority of the aggregate principal amount of each series of the Outstanding securities affected by the amendment or modification. However, no modification or amendment may, without the consent of the Holder of each Outstanding security affected:

     - change the stated maturity of the principal of (or premium if any) or any installment of principal or interest, if any, on any such debt security;

     - reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such debt security or the principal amount due upon acceleration of an Original Issue Discount Security;

     - change the place or currency of payment of principal of (or premium if any) or the interest, if any, on any such debt security;

     - impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

     - reduce the percentage of holders of debt securities necessary to modify or amend an Indenture;

     - in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities; or

     - modify the foregoing requirements or reduce the percentage of Outstanding securities necessary to waive compliance with certain provisions of an Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority of the aggregate principal amount of the Outstanding securities of any series may, on behalf of all holders of that series, waive our required compliance with certain restrictive provisions of an Indenture and may waive any past default under an Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 907 and 513)

LIMITATIONS ON LIENS ON COMMON STOCK OF PRINCIPAL SUBSIDIARIES

     Each of the Indentures provides that so long as any of the debt securities issued under that Indenture remains outstanding, we will not, and we will not permit any of our Principal Subsidiaries to, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, on any of the Common Stock of a Principal Subsidiary owned by us or by any of our Principal Subsidiaries, unless our obligations under the debt securities and, if we so elect, any other of our indebtedness ranking on a parity with, or prior to, the debt securities, shall be secured equally and ratably with, or prior to, such secured indebtedness for borrowed money so long as it is outstanding and is so secured. (Section 1005)

     "Common Stock" means, with respect to any Principal Subsidiary, stock of any class, however designated, except stock which is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and shall include securities of any class, however designated, which are convertible into such Common Stock. (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge with or into any other person (other than in a merger or consolidation in which we are the surviving person) or sell our property and assets as, or substantially as, an entirety to any person unless:

     - the person formed by the consolidation or with or into which we are merged or the person that purchases our properties and assets as, or substantially as, an entirety is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes Aetna's obligations on the debt securities under a supplemental indenture satisfactory to the Trustee;

     - immediately after giving effect to the transaction no Event of Default shall have occurred and be continuing; and

     - a specified officers' certificate and opinion of counsel are delivered to the Trustee. (Section 801)

Upon compliance with the foregoing provisions, the successor or purchaser will succeed to, and be substituted for Aetna under the Indentures with the same effect as if such successor or purchaser had been the original obligor under the debt securities, and thereafter Aetna will be relieved of all obligations and covenants under the Indentures and the debt securities. (Section 802).

DEFEASANCE AND COVENANT DEFEASANCE

     If we deposit, in trust, with the Trustee (or other qualifying trustee), sufficient cash or specified government obligations to pay the principal of (and premium, if any) and interest and any other sums due on the scheduled due date for the debt securities of a particular series, then at our option and subject to certain conditions (including the absence of an Event of Default):

     - we will be discharged from our obligations with respect to the debt securities of such series (which we refer to in this prospectus as a "legal defeasance"), or

     - we will no longer be under any obligation to comply with the covenants described above under "Limitations on Liens on Common Stock of Principal Subsidiaries" and "Consolidation, Merger and Sale of Assets", an Event of Default relating to any failure to comply with such covenants or an Event of Default pursuant to the fourth bullet under "Events of Default and Notice Thereof" (cross-acceleration and cross-payment default) will no longer apply to us and, for subordinated debt securities, the subordination provisions will no longer apply to us (which we refer to in this prospectus as a "covenant defeasance").

     If we exercise our legal defeasance option, payment of such debt securities may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, payment of such debt securities may not be accelerated by reference to the covenants from which we have been released or pursuant to Events of Default referred to above which are no longer applicable. If we fail to comply with our remaining obligations with respect to such debt securities under an Indenture after we exercise the covenant defeasance option and such debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee may be insufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments. (Article Twelve)

     Under current United States federal income tax laws, a legal defeasance would be treated as an exchange of the relevant debt securities in which holders of those debt securities might recognize gain or loss. Unless accompanied by other changes in the terms of the debt securities, a covenant defeasance generally should not be treated as a taxable exchange. In order to exercise our defeasance options, we must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Federal income tax purposes.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subordinated debt securities.

     The subordinated debt securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt (as defined below) of Aetna, including the senior debt securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Aetna, the holders of Senior Debt of Aetna will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt of Aetna before the holders of the subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the subordinated debt securities. (Subordinated Indenture Section 1402)

     If the maturity of any subordinated debt securities is accelerated, the holders of all Senior Debt of Aetna outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the holders of subordinated debt securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the subordinated debt securities. (Subordinated Indenture Section 1403)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the subordinated debt securities may be made if there shall have occurred and be continuing

     - a default in the payment of principal of (or premium, if any) or interest on Senior Debt of Aetna, or

     - an event of default with respect to any Senior Debt of Aetna resulting in the acceleration of the maturity thereof,

or if any judicial proceeding shall be pending with respect to any such default. (Subordinated Indenture Sections 1404)

     "Debt" means (without duplication and without regard to any portion of principal amount that has not accrued and to any interest component thereof (whether accrued or imputed) that is not due and payable) with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent:

     - every obligation of such person for money borrowed;

     - every obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person;

     - every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

     - every capital lease obligation of such person; and

     - every obligation of the type referred to in the previous five bullets of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise. (Subordinated Indenture
       Section 101)

     "Senior Debt" means with respect to any person the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person to the extent that such claim for post-petition interest is allowed in such proceeding), on Debt of such person, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the subordinated debt securities or to other Debt of such person which is pari passu with, or subordinated to, the subordinated debt securities; provided, however, that Senior Debt does not include (i) the subordinated debt securities or (ii) any other debt securities issued to any other trusts, partnerships or other entity affiliated with Aetna which is a financing vehicle of Aetna ("Financing Entity") in connection with the issuance of preferred securities of such Financing Entity. (Subordinated Indenture Section 101)

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt of Aetna, which may include indebtedness that is senior to the subordinated debt securities, but subordinate to other obligations of Aetna. The senior debt securities, when issued, will constitute Senior Debt of Aetna.

     At February 12, 2001, Aetna had $1.8 billion of Senior Debt outstanding and no subordinated debt securities.

     The prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

CONCERNING OUR RELATIONSHIP WITH THE TRUSTEE

     The Trustee and/or certain of its affiliates participate in our credit facilities and we maintain ordinary banking relationships with the Trustee and/or certain of its affiliates.

GOVERNING LAW

     Each of the Indentures is governed by and shall be construed in accordance with the internal laws of the State of New York.

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

                            FORM OF DEBT SECURITIES

     Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the Trustee. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities.

     We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a global security may not be transferred except as a whole by and among the depositary for the global security, the nominees of the depositary or any successors of the depositary or those nominees.

     If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a global security will be described in the prospectus supplement relating to those securities. (Sections 204 and 305) We anticipate that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a global security will be limited to persons, called participants, that have accounts with the depositary. Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global securities.

     So long as the depositary, or its nominee, is the registered owner of a global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the applicable Indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have the securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for that global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action that a holder is entitled to give or take under the applicable Indenture, the depositary for the global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither Aetna nor the Trustee nor any other agent of Aetna or the Trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that the depositary for any of the securities represented by a global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders of that global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in that global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

     If the depositary for any of these securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the global security or securities representing those securities. Any securities issued in definitive form in exchange for a global security will be registered in the name or names that the depositary gives to the Trustee or other relevant agent of ours or theirs. It is expected that the depositary's instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security that had been held by the depositary.

                              PLAN OF DISTRIBUTION

     We may sell all or any portion of the debt securities at any time and from time to time in any of the following four ways or in any combination thereof:

     - through underwriters;

     - through dealers;

     - directly to purchasers; or

     - through agents.

     The prospectus supplement will set forth the terms of the offering of any debt securities, including:

     - the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them,

     - the initial public offering price of the securities, the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

     - any securities exchanges on which the securities may be listed.

     Any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale of any debt securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, market prices prevailing at the time of sale, prices related to such prevailing market prices or at negotiated prices, each determined at the time of sale. The securities may be offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

     We may sell the debt securities through agents. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

     Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. They are not obligated to do so, however, and they may discontinue market-making activity at any time. We cannot give any assurance as to the liquidity of any trading market for any debt securities.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following discussion is the opinion of Davis Polk & Wardwell. It accurately describes the principal U.S. federal income and certain estate tax consequences of ownership and disposition of the debt securities. This discussion only applies to debt securities held as capital assets. This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

     - certain financial institutions;

     - insurance companies;

     - tax-exempt organizations;

     - dealers in securities or foreign currencies;

     - persons holding debt securities as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

     - U.S. Holders (as described below) whose functional currency is not the United States dollar;

     - traders in securities that elect the mark-to-market method of accounting for their securities holdings;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

     - persons subject to the alternative minimum tax.

     This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of debt securities should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

TAX CONSEQUENCES TO U.S. HOLDERS

     As used herein, the term "U.S. Holder" means an owner of a debt security that is for United States federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

     - not otherwise a U.S. Holder but whose income from a debt security is effectively connected with such Holder's conduct of a United States trade or business.

     The term U.S. Holder also includes certain former citizens of the United States.

     Payments of Interest

     Assuming interest is qualified stated interest (as defined below), interest paid on a debt security will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for federal income tax purposes. Special rules governing the treatment of interest paid with respect to original issue discount debt securities, including certain floating rate debt securities, are described under "Original Issue Discount" below.

     Original Issue Discount

     A debt security that is issued for an amount less than its stated redemption price at maturity will be considered to have been issued at an original issue discount for federal income tax purposes (and will be referred to as an "original issue discount debt security") unless the debt security satisfies a de minimis threshold (as described below) or is a short-term debt security (as defined below). The "issue price" of a debt security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the debt security is sold for money. The stated redemption price at maturity of a debt security will equal the sum of all payments required under the debt security other than payments of "qualified stated interest." "Qualified stated interest" is stated interest unconditionally payable in cash or in property (other than in debt instruments of the issuer) at least annually during the entire term of the debt security and equal to the outstanding principal balance of the debt security multiplied by a single fixed rate of interest or, subject to certain conditions, based on one or more indices.

     If the difference between a debt security's stated redemption price at maturity and its issue price is less than a de minimis amount, i.e., in the case of a debt instrument that pays only qualified stated interest prior to maturity,
 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, then the debt security will not be considered to have original issue discount. Holders of a debt security with a de minimis amount of original issue discount will generally include such original issue discount in income, as capital gain, on a pro rata basis as principal payments are made on the debt security.

     A U.S. Holder of original issue discount debt securities will be required to include any qualified stated interest payments in income in accordance with the Holder's method of accounting for federal income tax purposes. U.S. Holders of original issue discount debt securities that mature more than one year from their date of issuance will be required to include original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income. Under this method, U.S. Holders of original issue discount debt securities generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     A U.S. Holder may make an election to include in gross income all interest that accrues on a debt security (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest. The election is to be made for the taxable year in which the U.S. Holder acquired the debt security and may not be revoked without the consent of the Internal Revenue Service. U.S. Holders should consult their own tax advisors about this election.

     A debt security that matures one year or less from its date of issuance (a "short-term debt security") will be treated as being issued at a discount and none of the interest paid on the debt security will be treated as qualified stated interest. In general, a cash method U.S. Holder of a short-term debt security is not required to accrue the discount for United States federal income tax purposes unless it elects to do so. U.S. Holders who so elect and certain other U.S. Holders, including those who report income on the accrual method of accounting for federal income tax purposes, are required to include the discount in income as it accrues on a straight-line basis, unless another election is made to accrue the discount according to a constant yield method based on daily compounding. In the case of a U.S. Holder who is not required and who does not elect to include the discount in income currently, any gain realized on the sale, exchange or retirement of the short-term debt securities will be ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, those U.S. Holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry short-term debt securities in an amount not exceeding the accrued discount until the accrued discount is included in income.

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

     Under applicable regulations, if we have an unconditional option to redeem a debt security prior to its stated maturity date, this option will be presumed to be exercised if, by utilizing any date on which the debt security may be redeemed as the maturity date and the amount payable on that date in accordance with the terms of the debt security as the stated redemption price at maturity, the yield on the debt security would be lower than its yield to stated maturity. If this option is not in fact exercised, the debt security would be treated as if it were redeemed, and a new debt security were issued, on the presumed exercise date for an amount equal to the debt security's adjusted issue price on that date.

     Special rules govern the tax treatment of debt obligations which are treated under applicable Treasury Regulations as providing for contingent payments ("contingent debt obligations"). These rules generally require accrual of interest income on a constant yield basis at an assumed yield determined at the time of issuance of the obligation. Adjustments will be required to these accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. Any gain on the sale, exchange, retirement or other disposition of a contingent debt obligation will be ordinary income.

     Sale, Exchange or Retirement of the Debt Securities

     Upon the sale, exchange or retirement of a debt security, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the debt security. For these purposes, the amount realized does not include any amount attributable to accrued interest on the debt security. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

     Gain or loss realized on the sale, exchange or retirement of a debt security will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the debt security has been held for more than one year. Exceptions to this rule apply to the extent of any accrued market discount or, in the case of a short-term debt security, any accrued discount not previously included in the U.S. Holder's taxable income. See "Original Issue Discount" above and "Market Discount and Premium" below. Long term capital gains of individuals may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

     Market Discount and Premium

     If a U.S. Holder purchases a debt security (other than a short-term original issue discount debt security) for an amount that is less than its stated redemption price at maturity (or, in the case of an original issue discount debt security, its "adjusted issue price") the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. The adjusted issue price of an original issue discount debt security is defined as the sum of the issue price of the debt security and the aggregate amount of previously accrued original issue discount, less any prior payments other than payments of qualified stated interest.

     Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment (or, in the case of an original issue discount debt security, any payment that does not constitute qualified stated interest) on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount which has not previously been included in income (pursuant to an election by the U.S. Holder to include such market discount in income as it accrues) and is treated as having accrued on such debt security at the time of such payment or disposition. If such debt security is disposed of in a nontaxable transaction (other than as provided in Code Sections 1276(c) and (d)), accrued market discount will be includible as ordinary income to the U.S. Holder as if such U.S. Holder had sold the debt security at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the debt security or its earlier disposition (including a nontaxable transaction other than as provided in Code Sections 1276(c) and (d)), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such debt security. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless a U.S. Holder elects to accrue on a constant interest method. As noted above, a U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. A U.S. Holder's election to include market discount in income currently, once made, applies to all market discount obligations acquired by such U.S. Holder on or after the first taxable year to which such election applies and may not be revoked without the consent of the Internal Revenue Service. U.S. Holders are advised to consult their own tax advisors before making this election.

     A U.S. Holder who purchases an original issue discount debt security for an amount that is greater than its adjusted issue price but less than or equal to its stated redemption price at maturity will be considered to have purchased such debt security at an "acquisition premium." Under the acquisition premium rules of the Code, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such debt securities for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

     Amortizable Bond Premium

     If a U.S. Holder purchases a debt security for an amount that is greater than the amount payable at maturity, such U.S. Holder will be considered to have purchased such debt security with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method, over the remaining term of the debt security (where such debt security is not optionally redeemable prior to its maturity date). If such debt security may be optionally redeemed prior to maturity after the U.S. Holder has acquired it, the amount of amortizable bond premium is determined with reference to the amount payable on maturity or, if it results in a smaller premium attributable to the period of the earlier redemption date, with reference to the amount payable on the earlier redemption date. A U.S. Holder who elects to amortize bond premium must reduce his tax basis in the debt securities by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the taxpayer and may be revoked only with the consent of the Internal Revenue Service.

     Debt Securities With Special Features

     Special rules governing the federal income tax treatments of debt securities with special features, including debt securities denominated in a currency or currency unit other than the United States dollar ("foreign currency debt securities"), currency-indexed debt securities, will be provided by Aetna in the applicable prospectus supplement.

     Backup Withholding and Information Reporting

     Information returns with respect to non-exempt beneficial owners will be filed with the Internal Revenue Service in connection with payments on the debt securities and the proceeds from a sale or other disposition of the debt securities. You will not be subject to a 31% United States backup withholding tax on these payments if you provide your taxpayer identification number to the paying agent and comply with certain certification procedures. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     As used herein, the term "Non-U.S. Holder" means an owner of a debt security that is, for United States federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation; or

     - a nonresident alien fiduciary of a foreign estate or trust.

     Under present United States federal law, and subject to the discussion below concerning backup withholding:

     - payments of principal, interest (including original issue discount, if any) and premium on the debt securities by us or any paying agent to any Non-U.S. Holder will not be subject to United States federal withholding tax, provided that, in the case of interest, (i) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Aetna entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to Aetna through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and (ii) the certification requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

     - a Non-U.S. Holder of a debt security will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such debt security, unless (i) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met or
       (ii) such gain is effectively connected with the conduct by such Holder of a trade or business in the United States.

     Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from withholding tax described in the first bullet above in the case of a registered debt security, either the beneficial owner of the debt security, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the debt security on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the debt security is not a U.S. Holder. Under United States Treasury Regulations, such requirement will be fulfilled if (A) the beneficial owner of a debt security certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a U.S. Holder and provides its name and address, or (B) if the Non-U.S. Holder holds its debt securities through certain foreign intermediaries or certain foreign partnerships, it satisfies the certification requirements of applicable United States Treasury Regulations. Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals. The portfolio interest exemption from withholding tax described in the first bullet above will not apply to contingent interest if the amount of such interest is determined with reference to the profitability, income, sales, cash flow or certain other criteria of Aetna or a related person. Unless otherwise provided in the applicable prospectus supplement, we do not expect any interest on the debt securities to be subject to this provision.

     If a Non-U.S. Holder of a debt security is engaged in a trade or business in the United States, and if interest (including original issue discount) on the debt security is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States income tax on interest (including any original issue discount or market discount) and on any gain realized on the sale, exchange or other disposition of a debt security in the same manner as if it were a U.S. Holder. See "Tax Consequences to U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to Aetna or its paying agent a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including original issue discount or market discount) on and any gain recognized on the sale, exchange or other disposition of a debt security will be included in the effectively connected earnings and profits of such Non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

     Federal Estate Tax

     Under Section 2105(b) of the United States federal estate tax law, a debt security or coupon held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Aetna entitled to vote and, at the time of such individual's death, payments with respect to such debt security would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

     Backup Withholding and Information Reporting

     In general, no information reporting or backup withholding will be required in connection with payments on the debt securities and the proceeds from a sale or other disposition of the debt securities if certain certification requirements regarding your non-U.S. status have been satisfied. The certification procedures required to claim the portfolio interest exemption described above will satisfy the certification requirements necessary to avoid the 31% backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

                           VALIDITY OF THE SECURITIES

     Unless otherwise indicated in the applicable prospectus supplement, the validity of the debt securities offered hereby will be passed upon for Aetna by Davis Polk & Wardwell, New York, New York, and for any agents or underwriters by Simpson Thacher & Bartlett, New York, New York. Davis Polk & Wardwell and Simpson Thacher & Bartlett may rely upon an opinion of Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, special Pennsylvania counsel to Aetna, as to certain matters governed by Pennsylvania law.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to Aetna's Registration Statement on Form 10, filed December 1, 2000, have been audited by KPMG LLP, independent certified public accountants, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 ERISA MATTERS

     Aetna and certain of its affiliates, including Aetna Life Insurance Company, may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if debt securities are acquired by a pension or other employee benefit plan with respect to which Aetna or any of its affiliates is a service provider, unless such debt securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan proposing to invest in the debt securities should consult with its legal counsel.

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                                   AETNA INC.
                   $450,000,000 7.375% SENIOR NOTES DUE 2006
                   $450,000,000 7.875% SENIOR NOTES DUE 2011

                                  [AETNA LOGO]
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                             PROSPECTUS SUPPLEMENT

                               FEBRUARY 27, 2001

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                          Joint Book-Running Managers
JPMORGAN                                                    SALOMON SMITH BARNEY
                            ------------------------

                           DEUTSCHE BANC ALEX. BROWN
                         BANC ONE CAPITAL MARKETS, INC.
                           CREDIT SUISSE FIRST BOSTON
                          FIRST UNION SECURITIES, INC.
                             FLEET SECURITIES, INC.
                           WACHOVIA SECURITIES, INC.

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